June 30, 2006



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
 Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C.  20549

         RE:      Old Republic International Corporation
                  Form 10-K for fiscal year ended December 31, 2005 File No. 001-10607

Dear Mr. Rosenberg:

We continue to work on our response to the Commission's comments on Old Republic's 2005 10-K as outlined in your letter of May 25, 2006. Because of the comprehensive nature of certain comments we are unable to fully respond within the timeframe requested in our letter to you dated May 26, 2006. We respectfully request five additional business days in which to finalize our response and anticipate such response will be filed with the Commission by Friday, July 7th.

Sincerely,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President & Chief Financial Officer

cc:      Frank Wyman,
         Staff Accountant, SEC
         Don Abbott,
         Senior Staff Accountant, SEC
         A. C. Zucaro,
         Chairman & Chief Executive Officer, ORI